Exhibit 4.11

SECOND AMENDMENT

TO

OFFICE LEASE

THIS SECOND AMENDMENT (this “Amendment”) is made and entered into as of October 23, 2023, by and between HUDSON METRO CENTER, LLC, a Delaware limited liability company (“Landlord”), and APOLLOMICS INC., a California corporation (“Tenant”).

RECITALS

A. Landlord and Tenant (formerly known as CBT Pharmaceuticals, Inc., a California corporation) are parties to that certain Office Lease dated November 13, 2018 (as confirmed by that certain Confirmation Letter dated February 5, 2019) and as previously amended by that certain First Amendment dated February 25, 2019 (as amended, the “Lease”). Pursuant to the Lease, Landlord has leased to Tenant space currently containing approximately 7,608 rentable square feet (the “Existing Premises”) described as Suite 220 on the second floor of the building commonly known as 989 East Hillsdale Boulevard located at 989 East Hillsdale Boulevard, Foster City, California (the “Building”).

B. The Lease will expire by its terms on February 29, 2024 (the “Existing Expiration Date”). Except as provided in Recital C below, the parties wish to extend the term of the Lease on the following terms and conditions.

C. Other than with respect to the portion of the Existing Premises containing approximately 2,516 rentable square feet described as a portion of Suite 220 on the second floor of the Building and shown on Exhibit A attached hereto (the “Reduction Space”), the parties wish to extend the expiration date of the Lease, on the following terms and conditions.

NOW, THEREFORE, in consideration of the above recitals which by this reference are incorporated herein, the mutual covenants and conditions contained herein and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Landlord and Tenant agree as follows:

1.
Extension. Except as provided in Section 2 below, the term of the Lease is hereby extended through February 28, 2029 (the “Extended Expiration Date”). The portion of the term of the Lease beginning on the date immediately following the Existing Expiration Date (the “Extension Date”) and ending on the Extended Expiration Date shall be referred to herein as the “Extended Term”.

2.
Reduction.

2.1.
Reduction Space Expiration Date. Subject to the terms hereof, the term of the Lease shall expire, with respect to the Reduction Space only, Existing Expiration Date (the “Reduction”). Without limiting the foregoing:

A.
From and after the date immediately following the Existing Expiration Date (the “Reduction Effective Date”), the Premises shall consist solely of the Existing Premises less the Reduction Space (the “Remaining Premises”) and shall be deemed to contain 5,092 rentable square feet.

B.
Tenant shall surrender the Reduction Space to Landlord in accordance with the terms of the Lease on or before the Existing Expiration Date.

C.
Tenant shall remain liable for all Rent and other amounts payable under the Lease with respect to the Reduction Space for the period up to and including the Existing Expiration Date, even though billings for such amounts may occur after the Existing Expiration Date.

D.
Tenant’s restoration obligations with respect to the Reduction Space shall be as set forth in the Lease.

E.
If Tenant fails to surrender any portion of the Reduction Space on or before the Existing Expiration Date, Tenant’s tenancy with respect to the Reduction Space shall be subject to Section 16 of the Lease.

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F.
Any other rights or obligations of Landlord or Tenant under the Lease relating to the Reduction Space that, in the absence of the Reduction, would have survived the Extended Expiration Date shall survive the Existing Expiration Date.

3.
Base Rent.

With respect to the Remaining Premises during the Extended Term, the schedule of Base Rent shall be as follows:

Period of Extended Term	Annual Rate Per Square Foot (rounded to the nearest 100th of a dollar)	Monthly Base Rent
3/1/24 - 3/31/24	$64.44	$27,344.04
4/1/24 – 2/28/25	$ 45.00	$ 19,095.00
3/1/25 – 2/28/26	$46.80	$19,858.80
3/1/26 – 2/28/27	$ 48.00	$ 20,368.00
3/1/27 – 2/29/28	$ 49.20	$ 20,887.20
3/1/28 – 2/28/29	$ 51.00	$ 21,641.00

All such Base Rent shall be payable by Tenant in accordance with the terms of the Lease, as amended.

Notwithstanding the foregoing, Base Rent for the Remaining Premises shall be abated, in the following amounts:

(i)
$ 19,095.00 per month for the full calendar months of April 2024 and May 2024;
(ii)
$ 19,858.80 per month for the full calendar months of March 2025 and April 2025;
(iii)
$ 20,877.20 per month for the full calendar months of March 2027 and April 2027; and
(iv)
$ 21,641.00 per month for the full calendar months of January 2029 and February 2029.

Notwithstanding any provision of the Lease to the contrary, Base Rent with respect to the Existing Premises for each of the months of January 2024 and February 2024 shall be $15,538.64 per month.

4. Additional Security Deposit. No additional Security Deposit shall be required in connection with this Amendment.

5. Tenant’s Share. With respect to the Remaining Premises during the Extended Term, Tenant’s Share shall be 3.6322%.

6. Expenses and Taxes. With respect to the Remaining Premises during the Extended Term, Tenant shall pay for Tenant’s Share of Expenses and Taxes in accordance with the terms of the Lease; provided, however, that, with respect to the Remaining Premises during the Extended Term, the Base Year for Expenses and Taxes shall be 2024.

7. Improvements to Remaining Premises.

7.1. Configuration and Condition of Remaining Premises. Tenant acknowledges that it is in possession of the Remaining Premises and agrees to accept them “as is” without any representation by Landlord regarding their configuration or condition and without any obligation on the part of Landlord to perform or pay for any alteration or improvement, except as may be otherwise expressly provided in this Amendment.

7.2. Responsibility for Improvements to Remaining Premises. Landlord shall perform improvements to the Remaining Premises and the Reduction Space in accordance with the Reduction/Extension Work Letter attached hereto as Exhibit B.

8. Representations. Tenant represents and warrants that, as of the date hereof and the Existing Expiration Date: (a) Tenant is the rightful owner of all of the Tenant’s interest in the Lease; (b) Tenant has not subleased the Reduction Space or made any disposition, assignment or conveyance of the Lease or Tenant’s interest therein; (c) Tenant has no knowledge of any fact or circumstance which would give rise to any claim, demand, obligation, liability, action or cause of action arising out of or in connection with Tenant’s occupancy of the Reduction Space; (d) no other person or entity has an interest in the Lease, collateral or otherwise; and (e) there are no outstanding contracts for the supply of labor or material and no work has been done or is being done in, to or about the

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Reduction Space which has not been fully paid for and for which appropriate waivers of mechanic’s liens have not been obtained.

9. Acceleration Option.

9.1 Tenant shall have the right (the “Acceleration Option”) to accelerate the expiration date of the Lease, with respect to the entire Premises only, from the Extended Expiration Date to August 30, 2027 (the “Accelerated Expiration Date”) (the “Acceleration”) if:

(A)
Tenant delivers to Landlord, no later than February 28, 2027, a written notice (the “Acceleration Notice”) exercising the Acceleration Option.

(B)
Tenant is not in default under the Lease when Tenant delivers the Acceleration Notice to Landlord;

(C)
no part of the Premises is sublet past the Accelerated Expiration Date when Tenant delivers the Acceleration Notice to Landlord; and

(D)
the Lease has not been assigned before Tenant delivers the Acceleration Notice to Landlord.

9.2
If Tenant validly exercises the Acceleration Option, then (i) notwithstanding any contrary provision of the Lease, but subject to the terms of this Section 9, the term of the Lease shall expire, with respect to the entire Premises, on the Accelerated Expiration Date with the same force and effect as if such term were, by the provisions of the Lease, fixed to expire on the Accelerated Expiration Date; and (ii) without limiting the foregoing: (a)Tenant shall surrender the Premises to Landlord in accordance with the terms of the Lease on or before the Accelerated Expiration Date; (b) Tenant shall remain liable for all Rent and other amounts payable under the Lease (as amended) for the period up to and to and including the Accelerated Expiration Date, even though billings for such amounts may occur after the Accelerated Expiration Date; (c) Tenant’s restoration obligations shall be as set forth in the Lease (as amended); (d) if Tenant fails to surrender any portion of the Premises on or before the Accelerated Expiration Date, Tenant’s tenancy shall be subject to Section 16 of the Lease (as amended); and (e) any other rights or obligations of Landlord or Tenant under the Lease (as amended) that, in the absence of the Acceleration, would have survived the scheduled expiration date of the Lease (as amended) shall survive the Accelerated Expiration Date.

9.3 If Tenant exercises the Acceleration Option, then Tenant shall pay to Landlord (concurrently with the delivery of the Acceleration Notice), as a fee in connection with the acceleration of the expiration date of the Lease and not as a penalty, an amount (the “Acceleration Fee”) equal to $88,600.80.

9.4 If, after delivering an Acceleration Notice to Landlord, Tenant defaults under the Lease (as amended) (including, without limitation, by failing to timely pay the Acceleration Fee), Landlord, at its option, may (i) declare Tenant’s exercise of the Acceleration Option to be null and void (in which event Landlord shall return to Tenant any Acceleration Fee received from Tenant, but only after applying it against any past due Rent), or (ii) continue to honor Tenant’s exercise of its Acceleration Option in accordance with the terms hereof.

9.5 If Tenant validly exercises the Acceleration Option, Landlord shall prepare an amendment (the “Acceleration Amendment”) reflecting the same. Landlord shall deliver the Acceleration Amendment to Tenant within 15 days after receiving the Acceleration Notice, and Tenant shall execute and return the Acceleration Amendment to Landlord within 15 days after receiving it. At Landlord’s option, an otherwise valid exercise of the Acceleration Option shall be fully effective whether or not the Acceleration Amendment is executed.

9.6 Notwithstanding any contrary provision of the Lease (as amended), from and after the date Tenant delivers an Acceleration Notice to Landlord, (a) any unexercised right or option of Tenant to renew or extend the term of the Lease (as amended) or to expand the Premises (whether in the form of an expansion option, right of first offer or refusal, or any other similar right), and any outstanding tenant improvement allowance or other allowance not claimed and properly used by Tenant in accordance with the Lease (as amended) as of such date, shall immediately be deemed terminated and no longer available or of any further

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force or effect, and (b) Tenant shall not sublease all or any portion of the Premises for any period following the Accelerated Expiration Date.

10. [Intentionally Omitted].

11. Other Pertinent Provisions. Landlord and Tenant agree that, effective as of the date of this Amendment (unless different effective date(s) is/are specifically referenced in this Section), the Lease shall be amended in the following additional respects:

11.1. Parking. Effective as Reduction Effective Date, the reference to “23 unreserved parking spaces” in Section 1.9 of the Lease is hereby amended and restated as “16 unreserved parking spaces”.

11.2. Landlord’s Notice Address. The Landlord’s Notice Address set forth in Section 1.11 of the Lease is hereby deleted in its entirety and is replaced with the following:

“Hudson Metro Center, LLC

c/o Hudson Pacific Properties

333 Twin Dolphin Drive, Suite 100

Redwood City, California 94065

Attn: Building Manager

with copies to:

Hudson Metro Center, LLC

c/o Hudson Pacific Properties

333 Twin Dolphin Drive, Suite 100

Redwood City, California 94065

Attn: Managing Counsel

and

Hudson Metro Center, LLC

c/o Hudson Pacific Properties

11601 Wilshire Boulevard, Suite 900

Los Angeles, California 90025

Attn: Lease Administration”

Notwithstanding anything to the contrary contained in the Lease, as amended hereby, Rent shall be made payable to the entity, and sent to the address, Landlord designates and shall be made by good and sufficient check or by other means acceptable to Landlord.

11.3. Deletion. Section 2 (entitled “Extension Option”) of Exhibit F to the Lease is of no further force and effect.

11.4. Exposure to Pathogens; Release and Waiver. Tenant hereby acknowledges and agrees that (a) there is a risk of exposure to pathogens (including, without limitation, the novel coronavirus SARS-CoV-2 and mutations, adaptations or variations thereof) (collectively, ("Contagions")) everywhere people are present, including at the Project; (b) no precautions, including those implemented by Landlord and/or third parties (e.g., the CDC and applicable governmental agencies), can entirely eliminate the risk of exposure to Contagions and (c) a governmental restriction of the use and/or occupancy of the Premises in an effort to address the potential or the actual presence of Contagions shall not be deemed a Casualty pursuant to Section 11 of the Lease nor a Taking pursuant to Section 13 of the Lease. Accordingly, by entering into the Project, Tenant and all Tenant Parties knowingly and voluntarily assume the risk of exposure to Contagions. Tenant, on behalf of itself and, to the fullest extent permitted by applicable Law, the Tenant Parties, hereby waives all Claims against the Landlord and any other Landlord Party arising out of or in connection with exposure to Contagions at the Project, including, without limitation any damages due to illness, short- or long-term adverse health effects, disability and/or death (the "Released Claims"). With regard to the Released Claims, Tenant expressly waives the provisions of California Civil Code Section 1542, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE

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MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

Tenant acknowledges that it has received the advice of legal counsel with respect to the aforementioned waiver and understands the terms thereof.

12. Miscellaneous.

12.1. This Amendment and the attached exhibits, which are hereby incorporated into and made a part of this Amendment, set forth the entire agreement between the parties with respect to the matters set forth herein. There have been no additional oral or written representations or agreements. Tenant shall not be entitled, in connection with entering into this Amendment, to any free rent, allowance, alteration, improvement or similar economic incentive to which Tenant may have been entitled in connection with entering into the Lease, except as may be otherwise expressly provided in this Amendment.

12.2. Except as herein modified or amended, the provisions, conditions and terms of the Lease shall remain unchanged and in full force and effect.

12.3. In the case of any inconsistency between the provisions of the Lease and this Amendment, the provisions of this Amendment shall govern and control.

12.4. Submission of this Amendment by Landlord is not an offer to enter into this Amendment but rather is a solicitation for such an offer by Tenant. Landlord shall not be bound by this Amendment until Landlord has executed and delivered it to Tenant.

12.5. Each party hereto, and their respective successors and assigns shall be authorized to rely upon the signatures of all of the parties hereto which are delivered by facsimile, PDF or DocuSign (or the like) as constituting a duly authorized, irrevocable, actual, current delivery hereof with original ink signatures of each person and entity. This Amendment may be executed in counterparts, each of which shall be deemed an original part and all of which together shall constitute a single agreement.

12.6. Capitalized terms used but not defined in this Amendment shall have the meanings given in the Lease.

12.7. Tenant shall indemnify and hold Landlord, its trustees, members, principals, beneficiaries, partners, officers, directors, employees, mortgagee(s) and agents, and the respective principals and members of any such agents harmless from all claims of any brokers (other than S5 Advisory) claiming to have represented Tenant in connection with this Amendment. Landlord shall indemnify and hold Tenant, its trustees, members, principals, beneficiaries, partners, officers, directors, employees, and agents, and the respective principals and members of any such agents harmless from all claims of any brokers claiming to have represented Landlord in connection with this Amendment. Tenant acknowledges that any assistance rendered by any agent or employee of any affiliate of Landlord in connection with this Amendment has been made as an accommodation to Tenant solely in furtherance of consummating the transaction on behalf of Landlord, and not as agent for Tenant.

SIGNATURES ARE ON FOLLOWING PAGE

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IN WITNESS WHEREOF, Landlord and Tenant have duly executed this Amendment as of the day and year first above written.

LANDLORD:

HUDSON METRO CENTER, LLC, a Delaware limited liability company

By: Hudson Pacific Properties, L.P.,
a Maryland limited partnership,
its sole member

By: Hudson Pacific Properties, Inc.,
a Maryland corporation,
its general partner

By: __________________________

Name: __________________________

Title: __________________________

TENANT:
APOLLOMICS INC., a California corporation By: _____________________________ Name: _____________________________ Title: _____________________________

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EXHIBIT A

OUTLINE AND LOCATION OF REDUCTION SPACE

Reduction Space
Suite 220
Suite 230
Suite 200
Suite 250
TENANT
FLOOR COMMON
BUILDING COMMON
MAJOR VERTICAL PENETRATION

2nd Floor
989 E. Hillsdale
Foster City, CA

SDI
Delivering Intelligent Technology™

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EXHIBIT B

REDUCTION/EXTENSION WORK LETTER

As used in this Exhibit B (this “Reduction/Extension Work Letter”), the following terms shall have the following meanings:

(i)
“Premises” means the Remaining Premises and the Reduction Space;

(ii)
For purposes of this Exhibit B, “Tenant Improvements” means all improvements to be constructed in the Premises pursuant to this Reduction/Extension Work Letter;

(iii)
For purposes of this Exhibit B, “Tenant Improvement Work” means the construction of the Tenant Improvements, together with any related work (including demolition) that is necessary to construct the Tenant Improvements; and

(iv)
“Agreement” means the Amendment of which this Reduction/Extension Work Letter is a part.

1
COST OF TENANT IMPROVEMENT WORK. Except as provided in Sections 2.7.4 and 3.2.2.B below, the Tenant Improvement Work shall be performed at Landlord’s expense.

2
ARCHITECTURAL PLANS.

2.1
Selection of Architect. Landlord shall retain the architect/space planner of Landlord’s choice (for purposes of this Exhibit B, the “Architect”) to prepare the Architectural Drawings (defined in Section 2.5 below).

2.2
Demising Work. Notwithstanding any provision herein to the contrary, the Plans (as defined below) shall include any alterations to the Existing Premises or the Building that, in the Landlord's good faith judgement, are necessary to separate the Reduction Space from the Remaining Premises or the Reduction from causing any portion of the Reduction Space or the Remaining Premises to (a) lack reasonable access to multi-tenant corridors or the elevator lobby, (b) violate any Law, or (c) be unmarketable in any respect.

2.3
Approved Space Plan. Landlord and Tenant acknowledge that they have approved the space plan for the Premises the date of which and the preparer of said plan, will be identified in the third Amendment to the Lease (for purposes of this Exhibit B, the “Approved Space Plan”). All materials and finishes contemplated by the Approved Space Plan shall be deemed to be Building-standard unless otherwise expressly provided therein.

2.4
Additional Programming Information. Tenant shall deliver to Landlord, in writing, all information (including all interior and special finishes) that, when combined with the Approved Space Plan, will be sufficient to complete the Architectural Drawings, together with all information (including all electrical requirements, telephone requirements, special HVAC requirements, and plumbing requirements) that, when combined with the Approved Space Plan, will be sufficient to complete the Engineering Drawings (defined in Section 3.2.1 below) (for purposes of this Exhibit B, collectively, the “Additional Programming Information”). The Additional Programming Information shall not increase the cost of the Tenant Improvement Work (as reasonably estimated by Landlord) and shall be (a) consistent with the Approved Space Plan, (b) consistent with Landlord’s requirements for avoiding aesthetic, engineering or other conflicts with the design and function of the balance of the Building (for purposes of this Exhibit B, collectively, the “Landlord Requirements”), and (c) otherwise subject to Landlord’s reasonable approval. Landlord shall provide Tenant with notice approving or reasonably disapproving the Additional Programming Information within five (5) business days after the later of Landlord’s receipt thereof or the mutual execution and delivery of this Agreement. If Landlord disapproves the Additional Programming Information, Landlord’s notice of disapproval shall describe with reasonable specificity the basis for such disapproval and Tenant shall modify the Additional Programming Information and resubmit it for Landlord’s approval. Such procedure shall be repeated as necessary until Landlord has approved the Additional Programming Information. Such approved Additional Programming Information shall be referred to herein as the “Approved Additional Programming Information.” If requested by Tenant, Landlord, in its sole and absolute discretion, may assist Tenant, or cause the Architect and/or other contractors or consultants of Landlord to assist Tenant, in preparing all or a portion of the Additional Programming Information; provided, however, that, whether or not the Additional Programming Information is prepared with such assistance, Tenant shall be solely responsible for the timely preparation and delivery of the Additional Programming Information and for all elements thereof.

2.5
Architectural Drawings. After approving the Additional Programming Information, Landlord shall cause the Architect to prepare and deliver to Tenant the final architectural (and, if applicable, structural) working drawings for the Tenant Improvement Work that are in a form that (a) when combined with any Approved Additional Programming Information that is not expressly incorporated into such working drawings, will be sufficient to enable the Contractor (defined in Section 3.1 below) and its subcontractors to bid on the Tenant Improvement Work, and (b) when combined with any Engineering Drawings that satisfy the Engineering Requirements (defined in Section 3.2.1 below), will be sufficient to obtain the Permits (defined in Section 3.3 below) (for purposes of this Exhibit B, the “Architectural Drawings”). The Architectural Drawings shall conform to the Approved Space Plan and the Approved Additional Programming Information. The Architect’s preparation and delivery of the Architectural Drawings shall occur within 15 business days after the later of Landlord’s approval of the Additional Programming Information or the mutual execution and delivery of this Agreement. Tenant shall approve or disapprove the Architectural Drawings by notice to Landlord. If Tenant disapproves the Architectural Drawings, Tenant’s notice of disapproval shall specify any revisions Tenant desires in the Architectural Drawings. After receiving such notice of disapproval, Landlord shall cause the Architect to revise the Architectural Drawings and resubmit them to Tenant, taking into account the reasons for Tenant’s disapproval; provided, however, that Landlord shall not be required to cause the Architect to make any revision to the Architectural Drawings that (a) would increase the cost of the Tenant Improvement Work (as reasonably estimated by Landlord), (b) conflicts with the Approved Space Plan or the Landlord Requirements, or (c) is otherwise reasonably disapproved by Landlord. Such revision and resubmission shall occur within five (5) business days after the later of Landlord’s receipt of Tenant’s notice of disapproval or the mutual execution and delivery of this Agreement if such revision is not material, and within such longer period of time as may be reasonably necessary (but not more than 15 business days after the later of such receipt or such mutual execution and delivery) if such revision is material. Such procedure shall be repeated as necessary until Tenant has approved the Architectural Drawings. Such approved Architectural Drawings shall be referred to herein as the “Approved Architectural Drawings.”

2.6
[Intentionally Omitted.]

2.7
Revisions to Approved Architectural Drawings, Approved Additional Programming Information, or Approved Space Plan.

2.7.1
Approved Architectural Drawings. If Tenant requests any revision to the Approved Architectural Drawings, Landlord shall provide Tenant with notice approving or reasonably disapproving such revision, and, if Landlord approves such revision, Landlord shall have such revision made and delivered to Tenant, together with notice of any resulting change in the estimated total cost associated with the Tenant Improvement Work, within 10 business days after the later of Landlord’s receipt of such request or the mutual execution and delivery of this Agreement if such revision is not material, and within such longer period of time as may be reasonably necessary (but not more than 15 business days after the later of such receipt or such execution and delivery) if such revision is material, whereupon Tenant, within one (1) business day, shall notify Landlord whether it desires to proceed with such revision. If Landlord has begun performing the Tenant Improvement Work, then, in the absence of such authorization, Landlord shall have the option to continue such performance disregarding such revision. Landlord shall not revise the Approved Architectural Drawings without Tenant’s consent, which shall not be unreasonably withheld or conditioned. Tenant shall approve, or reasonably disapprove (and state, with reasonable specificity, its reasons for disapproving), any revision to the Approved Architectural Drawings within two (2) business days after receiving Landlord’s request for approval thereof. For purposes hereof, any change order affecting the Approved Architectural Drawings shall be deemed a revision to the Approved Architectural Drawings.

2.7.2
Approved Additional Programming Information. If Tenant requests Landlord’s approval of any revision to the Approved Additional Programming Information, Landlord shall provide Tenant with notice approving or reasonably disapproving such revision, together with notice of any resulting change in the estimated total cost associated with the Tenant Improvement Work, within five (5) business days after the later of Landlord’s receipt of such request or the mutual execution and delivery of this Agreement, whereupon Tenant, within one (1) business day, shall notify Landlord whether it desires to proceed with such revision. If Landlord has begun performing the Tenant Improvement Work, then, in the absence of such authorization, Landlord shall have the option to continue such performance disregarding such revision. Landlord shall not revise the Approved Additional Programming Information without Tenant’s consent, which shall not be unreasonably withheld or conditioned. Tenant shall approve, or reasonably disapprove (and state, with reasonable specificity, its reasons for disapproving), any revision to the Approved Additional Programming Information within two (2) business days after receiving Landlord’s request for approval thereof.

2.7.3
Approved Space Plan. If Tenant requests Landlord’s approval of any revision to the Approved Space Plan, Landlord shall provide Tenant with notice approving or reasonably disapproving such revision, together with notice of any resulting change in the estimated total cost associated with the

Tenant Improvement Work, within five (5) business days after the later of Landlord’s receipt of such request or the mutual execution and delivery of this Agreement, whereupon Tenant, within one (1) business day, shall notify Landlord whether it desires to proceed with such revision. If Landlord has begun performing the Tenant Improvement Work, then, in the absence of such authorization, Landlord shall have the option to continue such performance disregarding such revision. Landlord shall not revise the Approved Space Plan without Tenant’s consent, which shall not be unreasonably withheld or conditioned. Tenant shall approve, or reasonably disapprove (and state, with reasonable specificity, its reasons for disapproving), any revision to the Approved Space Plan within two (2) business days after receiving Landlord’s request for approval thereof.

2.7.4
Costs of Revisions. Tenant shall reimburse Landlord, immediately upon demand, for any increase in the total cost associated with the Tenant Improvement Work that results from any revision to the Approved Architectural Drawings requested by Tenant, any revision to the Approved Additional Programming Information made by Tenant, or any revision to the Approved Space Plan requested or made by Tenant, including, in each case, any cost of preparing or reviewing such revision.

2.8
Tenant’s Approval Deadline. Tenant shall approve the Architectural Drawings pursuant to Section 2.5 above on or before Tenant’s Approval Deadline (defined below). As used in this Reduction/Extension Work Letter, “Tenant’s Approval Deadline” means the date occurring 35 business days after the mutual execution and delivery of this Agreement; provided, however, that Tenant’s Approval Deadline shall be extended by one (1) day for each day, if any, by which Tenant’s approval of the Architectural Drawings pursuant to Section 2.5 above is delayed by any failure of Landlord to perform its obligations under this Section 2.

3
CONSTRUCTION.

3.1
Contractor. Landlord shall retain a contractor of its choice (for purposes of this Exhibit B, the “Contractor”) to perform the Tenant Improvement Work. In addition, Landlord may select and/or approve of any subcontractors, mechanics and materialmen used in connection with the performance of the Tenant Improvement Work.

3.2
Engineering Drawings.

3.2.1
Preparation. Landlord shall cause the engineering working drawings for the mechanical, electrical, plumbing, fire-alarm and fire sprinkler work in the Premises (for purposes of this Exhibit B, the “Engineering Drawings”) to (a) be prepared by one or more of the Architect, the Contractor, and/or engineers or other consultants selected and/or retained by the Architect, the Contractor or Landlord, and (b) conform to the Approved Space Plan, the Approved Additional Programming Information, the first sentence of Section 4 below, and any then-existing Approved Architectural Drawings (for purposes of this Exhibit B, collectively, the “Engineering Requirements”).

3.2.2
Design Build. Except as provided in Section 3.2.3 below:

A.
Delivery and Approval. The Engineering Drawings shall be delivered to Tenant within 15 business days after the later of Tenant’s approval of the Architectural Drawings pursuant to Section 2.5 above or the mutual execution and delivery of this Agreement. Tenant shall approve, or reasonably disapprove (and state, with reasonable specificity, its reasons for disapproving), the Engineering Drawings within two (2) business days after the latest of (a) Tenant’s receipt of the Engineering Drawings, (b) Tenant’s approval of the Architectural Drawings, or (c) the mutual execution and delivery of this Agreement. After receiving any such notice of reasonable disapproval, Landlord shall cause the Contractor to revise the Engineering Drawings and resubmit them to Tenant, taking into account the reasons for Tenant’s disapproval; provided, however, that Landlord shall not be required to make any revision to the Engineering Drawings that conflicts with the Engineering Requirements or the Landlord Requirements or is otherwise reasonably disapproved by Landlord. Such procedure shall be repeated as necessary until Tenant has reasonably approved the Engineering Drawings. Such approved Engineering Drawings shall be referred to herein as the “Approved Engineering Drawings”.

B.
Revisions. If Tenant requests any revision to the Approved Engineering Drawings, Landlord shall provide Tenant with notice approving or reasonably disapproving such revision, and, if Landlord approves such revision, Landlord shall have such revision made and delivered to Tenant, together with notice of any resulting change in the estimated total cost associated with the Tenant Improvement Work, within five (5) business days after the later of Landlord’s receipt of such request or the mutual execution and delivery of this Agreement if such revision is not material, and within such longer period of time as may be reasonably necessary (but not more than 10 business days after the later of such receipt or such execution and delivery) if such revision is material, whereupon Tenant, within one (1) business day, shall notify Landlord whether it desires to proceed with such revision. If Landlord has begun performing the Tenant Improvement Work, then, in the absence of such authorization, Landlord shall have the option to continue such performance disregarding such revision. Landlord shall not revise the Approved Engineering Drawings without Tenant’s consent, which shall not be unreasonably withheld or conditioned. Tenant shall approve, or reasonably disapprove (and state, with reasonable specificity, its reasons for disapproving), any revision to the Approved Engineering Drawings within two (2) business days after receiving Landlord’s request for approval thereof. Any change order affecting the Approved Engineering Drawings shall be deemed a revision to the Approved Engineering Drawings. Tenant shall reimburse Landlord, immediately upon demand, for any increase in the total cost associated with the Tenant Improvement Work that results from any revision to the Approved Engineering Drawings requested by Tenant, including the cost of preparing such revision.

3.2.3
Design Bid Build. If Landlord, at its option, causes the Engineering Drawings to be delivered to Tenant on or before the date on which the Architectural Drawings are first delivered to Tenant pursuant to Section 2.5 above, then (a) Section 3.2.2 above shall not apply; (b) Tenant’s review and approval of, and any revisions to, the Engineering Drawings shall be governed by Sections 2.5 and 2.7 above as if the Engineering Drawings were part of the Architectural Drawings; and (c) the Engineering Drawings, as approved by Tenant pursuant to Section 2.5 above, shall be referred to herein as the “Approved Engineering Drawings”.

3.3
Permits. Landlord shall cause the Contractor to submit the Approved Architectural Drawings and the Approved Engineering Drawings (for purposes of this Exhibit B, collectively, the “Approved Construction Drawings”) to the appropriate municipal authorities and otherwise apply for and obtain from such authorities all permits necessary for the Contractor to complete the Tenant Improvement Work (for purposes of this Exhibit B, the “Permits”).

3.4
Construction.

3.4.1
Performance of Tenant Improvement Work. Landlord shall cause the Contractor to perform the Tenant Improvement Work in accordance with the Approved Construction Drawings.

3.4.2
Contractor’s Warranties. Tenant waives all claims against Landlord relating to any defects in the Tenant Improvements; provided, however, that if, within 30 days after substantial completion of the Tenant Improvement Work, Tenant provides notice to Landlord of any non-latent defect in the Tenant Improvements, or if, within 11 months after substantial completion of the Tenant Improvement Work, Tenant provides notice to Landlord of any latent defect in the Tenant Improvements, then Landlord shall promptly cause such defect to be corrected.

COMPLIANCE WITH LAW; SUITABILITY FOR TENANT’S USE. Landlord shall (a) cause the Architectural Drawings and the Engineering Drawings, other than any Tenant Revision (defined below), to comply with law, and (b) cause the Architect or the Contractor, as applicable, to use the Required Level of Care (defined below) to cause any Tenant Revision to comply with law; provided, however, that Landlord shall not be responsible for any violation of law resulting from (a) any particular use of the Premises (as distinguished from general office use), or (b) any failure of the Approved Additional Programming Information to comply with law. As used herein, “Tenant Revision” means any revision to the Approved Space Plan or the Approved Construction Drawings made or requested by Tenant. As used herein, “Required Level of Care” means the level of care that reputable architects and engineers customarily use to cause architectural and engineering plans, drawings and specifications to comply with law where such plans, drawings and specifications are prepared for spaces in buildings comparable in quality to the Building. Except as provided above in this Section 4, Tenant shall be responsible for ensuring that the Approved Space Plan, the Additional Programming Information, the Architectural Drawings and the Engineering Drawings (for purposes of this Exhibit B, collectively, the “Plans”) are suitable for Tenant’s use of the Premises and comply with law, and neither the preparation of the Plans by Landlord’s consultants nor Landlord’s approval of the Plans shall relieve Tenant from such responsibility. To the extent that either party (for purposes of this Exhibit B, the “Responsible Party”) is responsible under this Section 4 for causing the Plans to comply with law, the Responsible Party may contest any alleged violation of law in good faith, including by seeking a waiver or deferment of compliance, asserting any defense allowed by law, and exercising any right of appeal (provided that the other party incurs no liability as a result of such contest and that, after completing such contest, the Responsible Party makes any modification to the Plans or any alteration to the Premises that is necessary to comply with any final order or judgment).

COMPLETION. Tenant acknowledges and agrees that the Tenant Improvement Work may be performed during Building HVAC Hours before or after the Extension Date. Landlord and Tenant shall cooperate with each other in order to enable the Tenant Improvement Work to be performed in a timely manner and with as little inconvenience to the operation of Tenant’s business as is reasonably possible. Notwithstanding any contrary provision of this Agreement, any delay in the completion of the Tenant Improvement Work or inconvenience suffered by Tenant during the performance of the Tenant Improvement Work shall not delay the Extension Date, nor shall it subject Landlord to any liability for any loss or damage resulting therefrom or entitle Tenant to any credit, abatement or adjustment of rent or other sums payable under the Lease.

MISCELLANEOUS. Notwithstanding any contrary provision of this Agreement, if Tenant Defaults under this Agreement before the Tenant Improvement Work is completed, Landlord’s obligations under this Reduction/Extension Work Letter shall be excused until such Default is cured and Tenant shall be responsible for any resulting delay in the completion of the Tenant Improvement Work. This Reduction/Extension Work Letter shall not apply to any space other than the Premises.